United States securities and exchange commission logo





                              May 13, 2020

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       8687 Melrose Avenue
       7th Floor (Green Building)
       West Hollywood, CA 90069

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 1, 2020
                                                            File No. 024-11177

       Dear Mr. Marks:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2020 letter.

       Form 1-A filed May 1, 2020

       StartEngine and its providers are vulnerable to hackers and cyber attacks, page 12

   1. We note that you removed disclosure on pages 8 and 22 related to your plans to use blockchain technology.
However, the latter part of this risk factor relates to platforms that use blockchain
technology. Please revise for consistency.
 Howard Marks
FirstName LastNameHoward Marks
StartEngine Crowdfunding, Inc.
Comapany NameStartEngine Crowdfunding, Inc.
May 13, 2020
Page 2
May 13, 2020 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-8

2. We note that you recognized a $176,483 or 74% decline in the fair value of your investment warrants in 2019 and that you regularly receive warrants as part of your fee arrangements. Please address the following:

              Please disclose the number of private portfolio companies for which you hold warrants;
              Disclose the number of private portfolio companies for which you recognized a decline in fair value for the period presented; and Enhance your MD&A discussion to address what factors drove the significant fair
              value decline in your investment warrants in 2019. Ensure your revised discussion addresses the reason(s) for the apparent changes in the weighted average life and risk free rate variables used in valuing these level three investments as disclosed on page
              F-9.
Accounts Receivable, page F-9

3. We note that your allowance for doubtful accounts increased significantly from $72,723 in
         2018 to $817,749 in 2019. Further, we note your bad debt expense was $170,738 in
         2019. Please tell us how you accounted for the remaining $574,288 increase in your allowance. In addition:
           Provide us with a rollforward quantifying and describing changes in the allowance for each period presented ; and
           Revise to disclose an aging of your receivables for the periods presented and your charge-off policy.
Investments - Other, page F-11

4. You state that you account for stock received from customers with no readily determinable fair value using the cost method, less adjustments for impairment and that during 2019 you received stock with a cost of $110,995 and recognized related impairment expense of $35,198. Please revise to disclose how you determine and measure impairment for stock recognized using the cost method.
Note 6 - Stockholders' Equity, page F-16

5. You disclose that options granted have an exercise price ranging from $5.00 to $7.50.
         We note from the stock option activity table on page F-18, that outstanding options have a weighed average exercise price ranging from $0.33 to $7.30. Please reconcile this discrepancy. Additionally, tell us why options granted in 2018 were issued at a significant in-the-money margin whereas in 2019, options granted were issued at a significant out-of-
         the-money margin. Lastly, revise to disclose the number of and weighted average
 Howard Marks
StartEngine Crowdfunding, Inc.
May 13, 2020
Page 3
      exercise prices of options issued to non-employees for the periods presented.
       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameHoward Marks
                                                           Division of
Corporation Finance
Comapany NameStartEngine Crowdfunding, Inc.
                                                           Office of Finance
May 13, 2020 Page 3
cc:       Jamie Ostrow
FirstName LastName